Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town

Huishan District, Wuxi

Jiangsu Province, China 214189

January 18, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Eranga Dias

Re:	Mingteng International Corporation Inc. Amendment No. 7 to Registration Statement on Form F-1 Filed January 12, 2024 File No. 333-270953

Dear Mr. Dias:

This letter is in response to your letter on January 17, 2024, in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Mingteng International Corporation Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 12, 2024. On the date hereof, the Company has submitted Amendment No.8 to the Registration Statement on Form F-1 (“Amendment No.8”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 7 to Registration Statement on Form F-1

Executive Compensation, page 115

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 115 of Amendment No.8 to include executive compensation for the fiscal year ended December 31, 2023.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer